Exhibit 4.1

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

This Amendment No. 2 to Rights Agreement (this “Amendment”) is entered into as of June 11, 2004 (to become effective on the date set forth in Section 6 of this Amendment), between WATER PIK TECHNOLOGIES, INC., a Delaware corporation (the “Company”), and MELLON INVESTOR SERVICES LLC, a New Jersey limited liability company (the “Rights Agent”), and amends the Rights Agreement dated as of November 12, 1999, between the Company and the Rights Agent, as amended by Amendment No. 1 to Rights Agreement dated as of December 28, 2000 (the “Rights Agreement”).

WHEREAS, the Company desires to amend the Rights Agreement to provide for the redemption of the Rights and termination of the Rights Agreement by action of the stockholders of the Company upon consummation of an offer for the Common Shares of the Company that meets certain predetermined criteria, subject to the terms and conditions set forth in this Amendment; and

WHEREAS, this Amendment is entered into pursuant to Section 27 of the Rights Agreement prior to the time that any Person, to the knowledge of the Company, has become as Acquiring Person.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

1.             Defined Terms.  Terms defined in the Rights Agreement and used and not otherwise defined herein shall have the meanings given to them in the Rights Agreement.

2.             Amendment of Definition of Acquiring Person.  The first sentence of the definition of Acquiring Person contained in Section 1(a) of the Rights Agreement shall be replaced in its entirety by a new first sentence to read as follows:

“Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding, but shall not include the Company, any Subsidiary of the Company, any employee benefit plan of ATI, the Company or of any Subsidiary of the Company, any entity holding Common Shares for or pursuant to the terms of any such plan, or any Person who becomes a Beneficial Owner of at least 75% of the Common Shares of the Company then outstanding as a result of the consummation of a Qualified Offer.”

3.             Addition of Qualified Offer Definition.  Section 1 of the Rights Agreement is hereby further amended to add the following definition, which shall be inserted into Section 1 in alphabetical order:

“Qualified Offer” shall mean an all-cash tender offer for all outstanding Common Shares of the Company that meets all of the following requirements:

(i)  on or prior to the date such offer is commenced within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act, the Person making such offer:

(A)  has on hand cash or cash equivalents for the full amount necessary to consummate such offer and has irrevocably committed in writing to the Company to utilize such cash or cash equivalents for purposes of such offer if consummated and to set apart and maintain available such cash or cash equivalents for such purposes until the offer is consummated or withdrawn; or

(B)  has all financing in the full amount necessary to consummate such offer and has:

(1)  entered into, and provided to the Company certified copies of, definitive financing agreements (including exhibits and related documents) for funds for such offer which, when added to the amount of cash and cash equivalents available, committed in writing, set apart and maintained in the same manner as described in clause (A) above, are in an amount not less than the full amount necessary to consummate such offer, which agreements are with one or more responsible financial institutions or other entities having the necessary financial capacity and ability to provide such funds, and are subject only to customary terms and conditions (which shall in no event include conditions requiring access by such financial institutions or other entities to non-public information to be provided by the Company, conditions based on the accuracy of any information concerning the Company, or conditions requiring the Company to make any representations, warranties or covenants in connection with such financing), and

(2)  provided to the Company copies of all written materials prepared by such Person for such financial institutions or other entities in connection with entering into such financing agreements; provided that, “the full amount necessary to consummate such offer” in either clause (A) or (B) above shall be an amount sufficient to pay for all Common Shares outstanding on a fully diluted basis in cash pursuant to the offer and all related expenses;

(ii)  such offer remains open for at least 120 calendar days;

(iii)  the price to be paid to holders of Common Shares pursuant to the offer is greater than or equal to the higher of (a) 150% of the average closing price of the Common Shares during the 90 calendar days preceding the date the offer commences and (b) 135% of the highest closing price of the Common Shares during the 24 months preceding the date the offer commences (the term “closing price” shall have the meaning set forth in the second to last sentence of Section 11(d)(i) of the Rights Agreement);

(iv)  such offer is supported by a written opinion, in customary form, of a nationally recognized investment banking firm designated by the Company that is not being compensated on a “percentage of the deal” basis, which opinion must (a) be addressed to the Company and the holders of Common Shares, (b) state that the price to be paid to holders pursuant to the offer is fair from a financial point of view to such holders, and (c) include any written presentation of such firm showing the analysis and range of values underlying such conclusions; such written opinion and such presentation must be updated and provided to the Company within two Business Days prior to the date such offer is consummated;

(v)  such offer must include a non-waivable and non-amendable condition that such offer will not be consummated unless the Person making such offer will own, after consummating such offer, at least 75% of the Common Shares then outstanding;

(vi)  prior to or upon commencing such offer, the Person making such offer must irrevocably commit in writing to the Company and in the offer to purchase relating to the offer:

(A) to, immediately upon consummation of the Qualified Offer, cause all of the Common Shares held by such Person and all of the Common Shares acquired by such Person as a result of the consummation of the offer to be voted at a special meeting of the stockholders of the Company, or any other means of taking stockholder action then permitted by the Company’s certificate of incorporation or bylaws, in favor of a proposal or resolution to redeem all but not less than all of the outstanding Rights at the Redemption Price and terminate the Rights Agreement, which redemption and termination shall be effective immediately following such stockholder vote,

(B) to, immediately upon consummation of the Qualified Offer, consummate a transaction whereby all Common Shares then outstanding and not tendered into the offer will be acquired at the same price per share and for the same consideration paid pursuant to the offer, and otherwise not to purchase any Common Shares following consummation of the offer,

(C) that such Person will not materially amend such offer, except to increase the price offered, and no amendment shall have any adverse effect on the holders or change any of the terms required for such offer to be a Qualified Offer as set forth herein, and

(D) that such Person will not make any offer for any equity securities of the Company for twelve months after commencement of the original offer if the original offer does not result in the tender of the number of shares required to be purchased pursuant to subsection (v) above or is not consummated for any reason, unless another Qualified Offer with a per share offer price at least 10% higher than the last price offered by the Person making the original offer is commenced by another Person or Persons who are not Affiliates or Associates of, acting in concert with, or instigated or financed by, the Person making the original offer or with whom the Person making the original offer has any agreement, arrangement or understanding relating to the Company or any assets or securities of it or any of its Subsidiaries; and

(vii)  in addition to each of the requirements set forth above, such offer is not subject to any condition relating to completion of or satisfaction with any due diligence or similar investigation, and, subject to the foregoing, otherwise provides for usual and customary terms and conditions.”

4.             Amendment of Section 3.  The first sentence of Section 3(a) shall be replaced in its entirety by a new first sentence of Section 3(a) to read as follows:

“(a) Until the earlier of (i) the Shares Acquisition Date or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement or the announcement of an intention to commence by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company or any entity holding Common Shares for or pursuant to the terms of any such plan) of a tender or exchange offer the consummation of which would result in any Person becoming an Acquiring Person (including any such date which is after the date of this Rights Agreement and prior to the issuance of the Rights; the earlier of such dates being herein referred to as the “Distribution Date”), (x) the Rights will be evidenced (subject to the provisions of Section 3(b)) by the certificates for Common Shares registered in the names of the holders thereof (which certificates shall also be deemed to be Right Certificates) and not by separate Right Certificates, and (y) the right to receive Right Certificates will be transferable only in connection with the transfer of Common Shares.”

5.             Amendment of Section 13.  Section 13 of the Rights Agreement is hereby amended by adding the following new paragraph at the end of Section 13 (as a separate paragraph):

“Notwithstanding anything in this Agreement to the contrary, this Section 13 shall not be applicable to any transaction described in clauses (a) or (b) of the first paragraph of this Section 13 if (i) such transaction is consummated with a Person or Persons who acquired Common Shares of the Company pursuant to a Qualified Offer, (ii) the consideration per Common Share of the Company offered in such transaction is not less than the consideration per Common Share paid to holders of Common Shares pursuant to such Qualified Offer, and (iii) the form of consideration per Common Share of the Company offered in such transaction is the same as the form of consideration paid to holders of Common Shares pursuant to such Qualified Offer.”

6.             Effectiveness.  This Amendment shall be deemed effective immediately following the 2005 Annual Meeting of Stockholders of the Company.  Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

7.             Miscellaneous.  This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state.  This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed an original and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to the Rights Agreement to be duly executed and attested, all as of the day and year first above written.

Attest:	WATER PIK TECHNOLOGIES, INC.

/s/ RICHARD D. TIPTON	By:	/s/ MICHAEL P. HOOPIS
Name: Richard D. Tipton	Name:	Michael P. Hoopis
Title: Vice President, General Counsel and Secretary	Title:	President and CEO

Attest:	MELLON INVESTOR SERVICES LLC

/s/ SHARON KNEPPER	By:	/s/ JAMES KIRKLAND
Name: Sharon Knepper	Name:	James Kirkland
Title: Vice President	Title:	Assistant Vice President